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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 53652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JK Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 King George Street
(No. and Street)

Daniel Island (City) SC (State) 29492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kenney 843-577-2738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – *if individual, state last, first, middle name*)

500 Morris Ave., Springfield, NJ 07081
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CP 3/12/15

OATH OR AFFIRMATION

I, Jonathan Kenney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JK Securities Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires August 17, 2021

KATHLEEN HOOKS NOTARY PUBLIC SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

JK SECURITIES, INC.

CONTENTS

GREENBERG
&
COMPANY
Certified Public Accountants, LLC

500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
JK Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of JK Securities, Inc. as of December 31, 2014 (the Company), and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes assessing accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of JK Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows, and changes in shareholders' equity for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities & Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the financial statements as a whole.

GREENBERG & COMPANY, LLC

Greenberg & Company LLC.

Springfield, New Jersey
January 30, 2015

JK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash	$	26,932
Receivable from broker		226,330
Securities owned at market value		528,899
Deposit with clearing broker		100,000
Due from stockholder		138,923
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $3,740		8,742
Other assets		4,437
Total Assets	$	1,034,263

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Payable to broker	$	536,327
Accounts payable, accrued expenses and other liabilities		17,772
Total Liabilities		554,099
SHAREHOLDERS' EQUITY		
Common stock, $2 par value; 1,000 shares authorized, 500 shares issued and outstanding		1,000
Additional paid-in-capital		479,164
Retained earnings		-
		480,164
Total Liabilities and Shareholders' Equity	$	1,034,263

See independent auditor's report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

REVENUE		
Trading gains and losses, net	$	512,485
Unrealized loss on securities		(2,653)
Interest income		26,271
Other income		187
Total Revenue		536,290
EXPENSES		
Employee compensation and related benefits		98,056
Clearing and execution costs		31,780
Interest expense		16,061
Rent and occupancy		50,400
Subscriptions		28,664
Professional fees		16,534
Insurance		19,091
Depreciation		11,187
Other operating expenses		73,550
Total Expenses		345,323
NET INCOME	$	190,967

See independent auditor's report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 190,967
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,187
Change in assets and liabilities:	
Decrease in receivable from broker	107,807
Increase in securities owned	(88,728)
Increase in other assets	(848)
Increase in payable to broker	92,514
Decrease in accounts payable, accrued expenses and other liabilities	(81)
Net cash provided by (used in) operating activities	312,818
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(477)
Net Cash provided by (used in) investing activities	(477)
CASH FLOWS FROM FINANCING ACTIVITIES	
Bank overdraft paid back	(12,816)
Equipment loan proceeds (payments)	(9,593)
Stockholder loan payments	(72,033)
Distributions to stockholder	(190,967)
Net cash provided by (used in) financing activities	(285,409)
NET INCREASE (DECREASE) IN CASH	26,932
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 26,932
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
State Income Taxes	$ -
Interest	$ 16,061

See independent auditor's report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2014	$ 1,000	$ 479,164	$ -	$ 480,164
Distributions to stockholder			(190,967)	(190,967)
Net Income	-	-	190,967	190,967
Balance, December 31, 2014	$ 1,000	$ 479,164	$ -	$ 480,164

See independent auditor's report and notes to the financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

JK Securities, Inc. (the "Company"), is an Illinois subchapter S corporation established on September 7, 2001. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less.

REVENUE RECOGNITION AND SECURITIES OWNED

Proprietary securities transactions are recorded on the trade date as if they had settled.

Securities owned, consisting of municipal bond securities, are valued at the last quoted bid price. See Note 4 for fair value information.

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

As of December 31, 2014, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in material unrecognized tax benefits. The Company is no longer subject to U. S. federal and state income tax examination for the years before 2011.

The Company did not have any gross unrecognized tax benefits or accrued interest and penalties relating to unrecognized tax benefits at December 31, 2014. In addition, there was no activity related to the Company's unrecognized tax benefits during the year ended December 31, 2014.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation and amortization is computed using an accelerated method over the estimated useful lives of the related assets, which ranges from three to seven years. The difference between depreciation for financial statement purposes and tax accounting purposes is not material

IMPAIRMENT OF LONG-LIVED ASSETS

The Company investigates potential impairments of its long-lived assets on an exception basis when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Machinery and equipment	$12,482
Less: Accumulated Depreciation	3,740
Total	$ 8,742

Depreciation expense for the year ended December 31, 2014 is $11,187.

Property and equipment decreased as a vehicle was removed from the asset.

4. FAIR VALUE MEASUREMENT

A summary of the fair value of assets measured at fair value on a recurring basis follows:

Description	12/31/14	Significant Other Observable Inputs (Level 2)
State and Municipal Government Obligations	$ 528,899	$ 528,899

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 2 revenue recognition and securities owned.

Market approach was used as a valuation technique.
Comparable sales are used as inputs.

	Loss For the Year Ended December 31, 2014
The amount of total loss for the period included in earnings (or changes in net assets) attributable to the change in unrealized loss relating to assets still held at the reporting date.	$ 2,653
Total unrealized loss included in earnings	$ 2,653

5. RECEIVABLE FROM AND PAYABLE TO BROKERS

The Company clears its proprietary transactions through other broker-dealers. The Company is required to maintain an inventory reserve account with one of the Company's brokers with a balance at all times equal to or greater than the margin requirement on the underlying securities. The account earns interest at the broker's cost of carry plus 100 basis points. The amount payable to one of its clearing brokers is collateralized by securities owned by the Company. Pursuant to the clearing agreement with one of the Company's brokers, the Company can borrow up to 100 percent of the value of the securities owned by the Company.

Amounts receivable from and payable to the brokers at December 31, 2014, consist of the following:

	Receivable	Payable
Trading income receivable	$ 43,832	$ 4,776
Inventory reserve (cash on deposit) (1)	176,835	0
Due to the broker (2)	0	531,551

(1) Inventory reserve required by the broker is $65,892.
(2) Securities collateralized are $528,899.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

The Company's financial instruments, including cash, receivables, securities, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

7. RELATED PARTY TRANSACTIONS

DUE FROM STOCKHOLDER

As of December 31, 2014, $138,923 was due from the president of the Company, who is also a stockholder and is payable on demand. Interest does not accrue and there is no maturity date.

OPERATING LEASE

The Company leases office space on a month-to-month basis from the president of the Company. Rental expense charged to operations for the year ended December 31, 2014 was $50,400.

8. EQUIPMENT LOAN

At December 31, 2013, the Company had an automobile note outstanding in the amount of $43,141 at a yearly interest rate of 0.9%. In December 2014, the automobile was traded in, the loan was cancelled and a new lease contract started. See Note 9.

9. LEASE COMMITMENT

The Company has a vehicle lease agreement with an unrelated entity which expires in December 2017. Future minimum lease payments required under the lease are as follows:

2015	$ 7,403
2016	7,403
2017	6,786
Total	$21,592

10. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of

(Continued)

aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $299,420, which was $199,420 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.85 to 1 at December 31, 2014

11. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through January 30, 2015, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

JK SECURITIES, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

JK SECURITIES, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
YEAR ENDED DECEMBER 31, 2014

Total shareholder's equity	$	480,164
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements		13,191
Due from stockholder		138,923
Net capital before haircuts on proprietary positions		328,050
Haircuts on secuities:		
State and municipal government obligations		26,630
Money market funds		2,000
		28,630
Net capital		299,420
Net capital requirement		100,000
Excess net capital	$	199,420
Aggregate indebtedness		
Payable to broker	$	536,338
Accounts payable, accrued expenses and other liabilities		17,772
Total aggregate indebtedness	$	554,110
Ratio of aggregate indebtedness to net capital		1.85 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	36,941
Minimum dollar net capital required		100,000
Net capital requirement (greater of the two)	$	100,000
Excess net capital	$	199,420
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	179,420

RECONCILIATION TO UNAUDITED FORM K-17A-5 PART IIA

Net capital reported above	$	328,050
Haircuts on securities - municipal bond and money market fund		(28,630)
Net capital - per form X-17A-5 Part IIA	$	299,420

See the accompanying Independent Auditor's Report.

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors of
JK Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of JK Securities, Inc. (the Company), as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's, above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded from loss against unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg & Company LLC

Springfield, New Jersey
January 30, 2015

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

January 30, 2015

JK Securities, Inc.
179 King George Street
Daniel Island, SC 29492

To the Shareholders JK Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by JK Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC and solely to assist you and the other specified parties in evaluating JK Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JK Securities, Inc.'s management is responsible for the JK Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg & Company LLC

Greenberg & Company LLC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JK Securities Inc.
179 King George St.
Daniel Island, SC 29492-8139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,221

B. Less payment made with SIPC-6 filed (exclude interest) (769)

7/23/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 452

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 452

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 452

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JK Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of January , 20 15 .

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning ________, 20__ and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 536,291
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	31,780
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 16,061	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	16,061
Total deductions	47,841
2d. SIPC Net Operating Revenues	$ 488,450
2e. General Assessment @ .0025	$ 1,221 (to page 1, line 2.A.)

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of JK Securities, Inc.

We have reviewed management's statements, included in the accompanying Report of Independent Registered Public Accounting Firm, in which JK Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1,2i, 2ii and 3) (the "exemption provisions") and the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1, 2i, 2ii and 3) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greenberg & Company LLC

GREENBERG & COMPANY LLC

Springfield, New Jersey
January 30, 2015